Exhibit 21.1

Subsidiaries of Riddell Bell Holdings, Inc.

Riddell Sports Group, Inc.

Riddell, Inc.

All American Sports Corporation

MacMarck Corporation

Ridmark Corporation

Proacq Corp.

Equilink Licensing, LLC

RHC Licensing, LLC

Pro-Line Team Sports, Inc.

Pro-Line Athletic Equipment, Inc.

Bell Sports, Corp.

Bell Sports, Inc.

Giro Sports Design International, Inc.

Bell Powersports, Inc.

Bell Racing Company